UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement

On November 13, 2022, the Sustainable Revolving Credit Facility Agreement, originally dated April 14, 2021 and as amended and restated by an amendment and restatement agreement dated July 14, 2021 and as further amended by an amendment letter dated March 28, 2022, by and among Oatly Group AB (publ) (the “Company”), Oatly AB as borrower, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, the other arrangers, coordinators and lenders party thereto, and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent (the “SRCF Agreement”) was amended for the purpose of postponing the application of the minimum EBITDA financial covenant from the second quarter of 2023 to (A) the fourth quarter of 2023 or (B) provided that the Company and its subsidiaries (the “Group”) has successfully raised capital (whether in the form of equity and/or debt) of at least $200 million by June 30, 2023, the second quarter of 2024.

This summary of the SRCF Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the SRCF Agreement, which is filed as Exhibits 4.1 to this Report on Form 6-K and incorporated by reference herein.

Results of Operations and Financial Condition

On November 14, 2022, the Company issued a press release announcing its financial results for the quarter ended September 30, 2022. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Departure of Director; Election of Director

On November 9, 2022, the board of directors (the “Board”) of the Company received notice from Tomakin Lai that he would step down as a member of the Board, effective November 10, 2022. Mr. Lai’s decision was not due to any disagreement with the Company’s management or Board. The Board thanks Mr. Lai for his service.

Mr. Tuen-Muk Lai Shu was appointed to the Board, also effective November 10, 2022, by the Company’s shareholder, China Resources (Holdings) Company Limited (“China Resources”), to replace Mr. Lai.

Mr. Tuen-Muk will serve as a director until the close of the annual general meeting for the financial year for 2023 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Tuen-Muk, 49, has served as the Chief Financial Officer of China Resources Enterprise, Limited (“China Resources Enterprise”) since July 2022. Mr. Tuen-Muk joined China Resources Group in 2009, where he served as the Deputy General Manager in the Finance Department of China Resources Group from August 2015 until July 2022. Mr. Tuen-Muk previously served on the board of directors of China Resources Beer (Holdings) Company Limited from July 2019 to November 2021. He has also worked in commercial banks as well as Chinese and multinational corporations, and has over 20 years of experience in corporate finance and treasury management. Mr. Tuen-Muk obtained a Bachelor’s degree in Finance from the University of Hong Kong in 1997 and a Master’s degree in Finance from the City University of Hong Kong in 2004. He is also a Chartered Financial Analyst.

Other than with respect to China Resources’ board appointment rights (as described under “Appointment Rights” in Item 6.A of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2022), there are no transactions in which Mr. Tuen-Muk has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Tuen-Muk has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Tuen-Muk will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Company’s annual report on Form 20-F filed with the SEC on April 4, 2022).

EXHIBIT INDEX

Exhibit No.	Description

4.1	Amendment Letter, dated November 13, 2022, to the Sustainable Revolving Credit Facility Agreement, as amended
99.1	Press Release of Oatly Group AB, dated November 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: November 14, 2022	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer